                            (CANWEST GLOBAL LOGO)

                                  NEWS RELEASE

For immediate release
April 6, 2006

       CANWEST GLOBAL COMMUNICATIONS CORP. REPORTS FISCAL 2006 Q2 RESULTS

WINNIPEG - CanWest Global Communications Corp. today reported its financial results for the second quarter and six months ended February 28, 2006. The Company reported a consolidated net loss of $19 million or $0.11 per share for the quarter compared to consolidated net earnings of $28 million or $0.16 per share, for the second quarter of fiscal 2005.

The Company's consolidated revenues for the quarter decreased by 5% to $646 million compared to consolidated revenues of $680 million for the same period in the prior year. Consolidated EBITDA(1) for the second quarter was $81 million compared to consolidated EBITDA of $147 million for the same period in the prior year. During the quarter, the Company determined that TV3 Ireland was not a core asset and commenced the process to dispose of its 45% interest in TV3 Ireland. Accordingly, results of TV3 Ireland for the current and comparable periods in the prior year are excluded from consolidated revenue and consolidated EBITDA and reported as results from discontinued operations, together with the results of Fireworks Entertainment, the sale of which was completed in September, 2005.

Commenting on the results, Leonard Asper, CanWest's President and Chief Executive Officer, said, "Operating results for the second quarter were disappointing reflecting difficult conventional television advertising markets, the negative impact of the strengthening Canadian dollar in respect of our international operations and comparisons with the exceptionally strong results reported by Network TEN last year. Compared to last year, results in Australia and New Zealand were translated at exchange rates 9% below prior year's levels, thus accounting for 3% of the 5% revenue decline in the quarter. In Publications, we are beginning to see the impact of several cost containment initiatives implemented in the quarter, which, after adjusting for severance charges and start-up losses for Dose and Metro, led to year over year growth in EBITDA. Earnings of our conventional TV businesses were negatively impacted in the quarter by the Olympic Winter Games which distorted normal ratings and advertising revenues in all television markets over a two week period in February. In Canada, this forced a two-week delay in the launch of Global's key programs, including The Apprentice and Prison Break. We are optimistic that the steps taken to strengthen Global's schedule will lead to improved results in future quarters. We are pleased to report that the Company's strengthened capital structure resulted in financing costs declining 26% or $35 million for the six months ended February 28, 2006."

Revenues at the Company's newspaper and interactive operations continued to demonstrate strong performances with increases of 4% in the quarter. Second quarter results for Canadian broadcasting operations reflect similar conditions as in the first quarter in which EBITDA was impacted by investments made to strengthen Global's programming schedule and the impact of weaker ratings in fiscal 2005 on revenue. Ratings successes in the fall season for key programs such as House, ET Canada and Prison Break are expected to contribute to stronger revenues in the last half of the fiscal year. The National Post continues to make improvements as operating losses declined by over 10% for the six months ended February 28, 2006, based on revenue gains and stable costs.

There has been a slow down in the advertising market generally in Australia following several consecutive years in which advertising market growth outpaced GDP growth. The broadcast television landscape in Australia remains highly competitive as individual audience shares for the three conventional television networks are more tightly clustered today than they have been for a decade. In this environment, TEN has gained audience share of 6% year-over-year for the four week period ending March 11, 2006 in its target demographic of 16-39 year olds and continues to hold the number one position in this key demographic. TEN continued to strengthen its future programming schedule with the renewal earlier this year of Australian Football League, and by securing a significant programming agreement with FOX which commences in July 2007. While there has been some softening in the New Zealand advertising market, again after a period of significant growth, TVWorks continues to outpace the market due to its increased audience ratings.

Eye Corp., the interactive operations, and the digital specialty channels all continue to show good growth year-over-year. In the quarter, Eye Corp's revenues on a local currency basis increased 12% with a slight increase in EBITDA. The interactive operations posted revenue growth of 22% in the second quarter, while showing modest EBITDA growth. The digital specialty services increased subscribers to 5.6 million, an increase of 14% year-to-date. The digital specialty channels delivered their second consecutive quarter of positive contribution to EBITDA and we expect stronger contribution from these channels going forward.

SIX MONTHS ENDED FEBRUARY 28, 2006

For the six month period, the Company recorded consolidated net earnings of $11 million or $0.06 per share, compared to consolidated net earnings of $64 million or $0.36 per share for the first six months of 2005. Excluding the effects of non-recurring charges related to the income trust IPO in the first quarter and the early retirement of certain debt obligations and the settlement of interest rate and cross currency swaps, earnings from continuing operations for the six months ended February 28, 2006 would have been approximately $62 million or $0.35 per share, compared to $119 million or $0.67 per share in the same period last year.

For the six month period ended February 28, 2006, the Company recorded consolidated revenues of $1,494 million, a decline of 3% compared to consolidated revenues of $1,542 million for the six months of the prior year. Consolidated EBITDA for the first six months of fiscal 2006 was $314 million compared to $432 million for the same period last year.

Commenting on the outlook for the rest of the year, Leonard Asper, President and Chief Executive Officer said "We expect varied financial results for the balance of the year. Through continued strong revenue growth and an improving cost structure, we expect year-over-year operating profit growth for our newspaper and interactive operations. In Australia, the advertising market remains quite short and we will continue to see a very competitive ratings environment. TEN is well positioned in the second half of the year as it will be launching the strongest part of its schedule, featuring programs such as Australian Football League, Big Brother and Australian Idol. In local currency terms, we expect our New Zealand operations to continue to demonstrate stable performance. We do not expect any material change to Global's financial outlook in the second half of the year. A number of initiatives implemented this quarter, including the Global brand re-positioning, the move of Global National News to 5:30 pm across Canada, the strengthening of the Global schedule with program additions, Las Vegas, 24, My Name is Earl, The Office, Conviction, and the streamlining of back-office television operations, will support a strengthening financial position in fiscal 2007."

HIGHLIGHTS OF THE SECOND QUARTER INCLUDE THE FOLLOWING:

      - CanWest's distributions from the CanWest MediaWorks Income Fund totaled $40 million for the second quarter and $59 million for the six months ended February 28, 2006.

      - On April 3, CanWest MediaWorks New Zealand declared an interim dividend of NZ$0.045 per share to be paid in May, representing an increase of 12.5% over the interim dividend paid last year. CanWest will receive aggregate dividends of NZ$7.1 million.

      - The divestiture of CanWest's 45% interest in TV3 Ireland is proceeding smoothly with a number of qualified strategic and financial buyers. TV3 Ireland continues to post strong financial performance with revenue and EBITDA increases in the quarter of 14% and 48% respectively, in local currency terms.

      - CanWest MediaWorks New Zealand expanded its radio presence with the acquisitions of Orewa-based Times FM, which covers the North Auckland region, and Q92FM serving the fast growing areas of Queenstown, the Wakatipu Basin and Central Otago.

      - CanWest and its Turkish partners announced the successful bid for two radio stations, Joy FM and Joy Turk FM, serving Istanbul, Turkey's largest city (population - 11.3 million). These acquisitions along with those previously announced are expected to close in the third quarter of the fiscal year.

      - After four weeks on the air in its new 5:30 pm time slot across Canada, Global National averaged one million daily viewers, making it the number one national newscast in the country (source: BBM audiences 2 plus, Monday-Friday).

      - The Australian Minister of Communications released a discussion paper on reform options for Australia's media industry on March 14. CanWest welcomes the proposed removal of current restrictions on cross-media ownership and foreign investment in the media sector. We are also pleased that the government will not consider licensing a fourth commercial free-to-air television network until at least 2010.

      - Dose continues to show strong readership growth boosting its total readership from 240,000 to 292,000 daily readers according to a recent study conducted by Ipsos-Reid.

      - CanWest's national spelling bee, CanSpell, expanded nationally with the addition of spelling bees in Newfoundland, Prince Edward Island and Nova Scotia. More than 1,200 schools registered and more than 160,000 students participated in the school level competitions, an increase of almost 100% over the previous year.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Company's financial statements are available on the Company's website: www.canwestglobal.com.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada's largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.




For further information contact:
Geoffrey Elliot                                         John Maguire
Vice President, Corporate Affairs                       Chief Financial Officer
Tel: (204) 956-2025                                     Tel: (204) 956-2025
Fax: (204) 947-9841                                     Fax: (204) 947-9841
gelliot@canwest.com                                     jmaguire@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)


                                                        FOR THE THREE MONTHS            FOR THE SIX MONTHS
                                                         ENDED FEBRUARY 28,              ENDED FEBRUARY 28,
                                                         ------------------              ------------------

                                                         2006           2005             2006             2005
REVENUE
Publications and Interactive - Canada                   301,096        289,467          642,394          615,226
                                                       --------       --------       ----------       ----------
Television
Canada                                                  153,829        163,718          340,904          363,999
Australia - Network TEN                                 120,282        154,573          350,978          401,424
New Zealand - 3 and C4                                   22,638         23,104           58,738           58,855
                                                       --------       --------       ----------       ----------
                                                        296,749        341,395          750,620          824,278

Radio - New Zealand                                      22,305         24,412           45,877           48,175

Outdoor - Australia                                      25,465         24,918           55,139           53,822
                                                       --------       --------       ----------       ----------

CONSOLIDATED REVENUE                                    645,615        680,192        1,494,030        1,541,501
                                                       ========       ========       ==========       ==========

SEGMENT OPERATING PROFIT
Publications and Interactive - Canada                    47,511         55,211          129,135          140,862
                                                       --------       --------       ----------       ----------
Television
Canada                                                     (519)        25,671           28,451           81,163
Australia - Network TEN                                  32,607         58,773          137,097          178,965
New Zealand - 3 and C4                                    1,586          1,967           13,861           16,496
                                                       --------       --------       ----------       ----------

                                                         33,674         86,411          179,409          276,624

Radio - New Zealand                                       6,733          7,957           13,751           15,695

Outdoor - Australia                                       4,696          4,904           12,165           12,697
                                                       --------       --------       ----------       ----------

                                                         92,614        154,483          334,460          445,878
Corporate and other                                     (11,699)        (7,620)         (20,356)         (13,770)
Ravelston management contract termination                    --           (281)              --             (562)
                                                       --------       --------       ----------       ----------

OPERATING PROFIT (EBITDA)(1)                             80,915        146,582          314,104          431,546
                                                       ========       ========       ==========       ==========

(1) EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, interest rate and foreign currency swap losses, foreign exchange gains (losses), investment gains, losses and write-downs, loss on debt extinguishment, minority interests, interest in earnings (loss) of equity accounted affiliates, realized currency translation adjustments and earnings from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)


                                              FOR THE THREE MONTHS ENDED       FOR THE SIX MONTHS ENDED
                                              --------------------------       ------------------------
                                              FEBRUARY 28,  FEBRUARY 28,     FEBRUARY 28,     FEBRUARY 28,
                                                 2006           2005             2006             2005
Revenue                                         645,615        680,192        1,494,030        1,541,501
Operating expenses                              381,342        363,845          809,820          769,786
Selling, general and administrative
   expenses                                     183,358        169,484          370,106          339,607
Ravelston management contract termination            --            281               --              562
                                               --------       --------       ----------       ----------
                                                 80,915        146,582          314,104          431,546
Amortization of intangibles                       4,887          4,958           10,462            9,897
Amortization of property, plant and
   equipment                                     24,378         23,103           47,915           44,593
Other amortization                                1,358          1,318            2,832            2,482
                                               --------       --------       ----------       ----------
Operating income                                 50,292        117,203          252,895          374,574
Interest expense                                (46,327)       (61,046)         (98,839)        (133,776)
Interest income                                     737            839            1,252            1,485
Amortization of deferred financing costs         (1,481)        (3,120)          (3,430)          (5,321)
Interest rate and foreign currency swap
   losses                                        (7,160)        (4,902)        (127,699)         (49,500)
Foreign exchange gains (losses)                     149         (3,759)            (425)           6,737
Investment gains, losses and write-downs          1,839         (1,689)         103,057              (54)
Loss on debt extinguishment                        (291)            --         (116,880)         (43,992)
                                               --------       --------       ----------       ----------
                                                 (2,242)        43,526            9,931          150,153
Provision for (recovery of) income taxes           (109)        (1,351)         (54,987)          35,231
                                               --------       --------       ----------       ----------
Earnings (loss) before the following             (2,133)        44,877           64,918          114,922
Minority interests                              (16,729)       (17,968)         (60,444)         (56,375)
Interest in earnings (loss) of equity
   accounted affiliates                              (3)           596              827            1,047
Realized currency translation adjustments        (1,664)          (848)          (1,780)            (848)
                                               --------       --------       ----------       ----------
NET EARNINGS (LOSS) FROM CONTINUING
   OPERATIONS                                   (20,529)        26,657            3,521           58,746
Earnings from discontinued operations             1,232          1,539            7,132            4,865
                                               --------       --------       ----------       ----------
NET EARNINGS (LOSS) FOR THE PERIOD              (19,297)        28,196           10,653           63,611
                                               ========       ========       ==========       ==========

EARNINGS (LOSS) PER SHARE FROM CONTINUING
   OPERATIONS (IN DOLLARS):
    BASIC                                        ($0.12)         $0.15            $0.02            $0.33
    DILUTED                                      ($0.12)         $0.15            $0.02            $0.33
EARNINGS (LOSS) PER SHARE (IN DOLLARS):
    BASIC                                        ($0.11)         $0.16            $0.06            $0.36
    DILUTED                                      ($0.11)         $0.16            $0.06            $0.36